March 25, 2014

Via EDGAR

Division of Company Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 5553

Washington DC 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	McEwen Mining Inc.
Form 10-K for the Year Ended December 31, 2012, Filed March 11, 2013
Amendment No. 1 to Form 8-K Filed April 4, 2012
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012, Filed March 10, 2014
Amendment No. 2 to Form 8-K Filed January 24, 2014
Form 10-K for the year ended December 31, 2013, Filed March 10, 2014
Correspondence dated March 12, 2014
File No. 001-33190

Dear Ms. Jenkins:

We refer to your correspondence dated March 12, 2014, addressed to Robert McEwen, CEO of McEwen Mining Inc. (“McEwen Mining”, the “Company” or “we”).  The comments relate to earlier letters addressed to McEwen Mining, dated December 13, 2013, January 15, 2014, and February 14, 2014, to which we have replied on December 27, 2013, January 28, 2014, and February 28, 2014, respectively.

This letter contains responses to the comments contained in your March 12, 2014 letter. Where appropriate, we have included specific language proposed to be included in the relevant report in response to the comments, which we would like you to review in advance of filing a formal amendment.  In other instances, we are providing information supplementally in response to the comments.

Accordingly, the Company’s responses are as follows:

Form 10-K for the Year Ended December 31, 2012

General

1.                   We note your comment 1, and confirm that we will amend our 2012 Form 10-K as soon as reasonably practicable to incorporate the audited financial statements of Minera Santa Cruz (“MSC”) for the year ended December 31, 2012, and will review our financial statements and KPMG’s audit report as necessary in the event that there are changes arising from the audit of MSC’s financial statements. MSC management and their independent auditor, Ernst & Young LLP, have begun the process with respect to the preparation and audit of these financial statements, and have communicated their intentions to have these available as soon as possible.

Further, as permitted under Rule 3-09 of Regulation S-X and Item 17 of Form 20-F, it is our intention to file MSC financial statements prepared under Argentine GAAP rather than IFRS as issued by the IASB as noted in our response letter to the staff dated December 27, 2013. We believe this will expedite our ability to file the amended 2012 Form 10-K.

With respect to our consideration of Item 1B. Unresolved Staff Comments, it is our understanding that these comments did not require disclosure in the 2013 Form 10-K, as they were first issued less than 180 days prior to our year-end.  Our understanding is based on the general instructions provided for Form 10-K, Item 1B, which provide in pertinent part as follows:

If the registrant is an accelerated filer or a large accelerated filer (…), and has received written comments from the Commission staff regarding its periodic or current reports under the Act not less than 180 days before the end of its fiscal year to which the annual report relates, and such comments remain unresolved, disclose the substance of any such unresolved comments that the registrant believes are material (…). [Emphasis added]

The first comments were raised by the staff on December 13, 2013, significantly less than 180 days before our first year-end, and as such we do not believe disclosure in the Form 10-K is necessary. We further note, as discussed in Release No. 33-8591, that this comment is not “unresolved”, since the staff and the Company have agreed that it will be addressed in future filings.

2.                   We will include a revised accounting consent that is signed and refers to the Minera Andes consolidated financial statements for December 31, 2011, as incorporated by reference to the amended Form 8-K filed on January 24, 2014 by filing a Form 8-K by the end of the current week.

Products, page 5

3.                   We believe this comment (with the exception of filing MSC audited financial statements, discussed in comment 1 above) has been addressed with the filing of Amendment No. 1 to our 2012 Form10-K on March 10, 2014, addressing the following items relevant to this comment:

•                  On pages 9, 13, 18 and 19, we removed tonnage and grades estimated by using geologic inference (inferred resources) from mineralized material tabulations;

•                  On pages 17, 18 and 24, we provided the additional disclosures relating to the tonnage, grade, and recovery rate of our mining operations; and

•                  In Exhibit 10.8, we provided a copy of our refining agreement.

Item 9.A. Controls and Procedures, page 103

4.                   We have designed our disclosure controls and procedures to provide “reasonable assurance” of achieving their objectives, namely to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that such information is accumulated and communicated to the Company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We respectfully advise the Staff that our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective at the “reasonable assurance” level.

Section II.F.4 of Release No. 33-8238 discusses the term “reasonable assurance,” noting that “it is built into the definition of internal control over financial reporting,” and referencing Statement on Auditing Standards AU § 319.18. Section 13(b)(7) of the Exchange Act defines “reasonable assurance” for internal control over financial reporting as “such level of detail and degree of assurance as would satisfy prudent officials in the conduct of their own affairs.” The accounting literature also has various definitions of “reasonable assurance,” including (a) high but not absolute assurance, (b) probable, and (c) a remote likelihood of non-occurrence.

Our Chief Executive Officer and Chief Financial Officer considered such definitions of “reasonable assurance” in determining that our disclosure controls and procedures were functioning effectively at a “reasonable assurance” level as of December 31, 2012. Although the Company inadvertently failed to file the MSC financial statement with the Commission, such failure represents an unusual exception to the Company’s long history of compliance with the reporting requirements under the Exchange Act. In over 30 years of reporting history, we are unaware of a similar omission by the Company, and we believe that this history of compliance supports the conclusion that our disclosure controls and procedures were effective at a “reasonable assurance” level.

With respect to the effectiveness of the disclosure controls and procedures in place during the year ended December 31, 2012, we believe the Company’s disclosure controls and procedures were effective at the “reasonable assurance” level based on the following:

•                  As part of our quarterly controls and procedures, all Forms 10-Q and 10-K are reviewed by senior management for completeness and accuracy of our disclosures.

•                  As part of such quarterly controls and procedures, we also engage external legal counsel with mining industry experience and expertise in U.S. securities law to review the contents and disclosures of our Forms 10-Q and 10-K.

•                  We acknowledge that review of senior management and involvement of external legal counsel did not identify the requirement to file the MSC financial statements. However, we note that the deficiency related to a specific rule within Regulation S-X which was narrow in scope.

•                  We also note that the deficiency arose in the initial year that the requirement existed for the Company and did not represent an on-going omission.

•                  Other disclosure controls and procedures include the completion of disclosure checklists, as well as regular monitoring of and continuing education relating to new laws and regulations that may impact the Company.

Based on the above, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a “reasonable assurance” level, as we identified the need for additional technical expertise, especially in light of the recent MAI business acquisition, and involvement of senior management in the review of the Form 10-K. Management also regularly completes disclosure checklists and monitors new laws and regulations.

Conclusion

The Company takes its participation in capital markets and its disclosure obligations seriously. We value and continue to solicit input and observations that may enhance the Company’s disclosure and disclosure practices. We acknowledge that the Company failed to identify the requirement to file the financial statements of MSC. However, no system of controls can prevent all errors, and resource constraints and other limitations can and will result in omissions. We believe that this deficiency in disclosure controls and procedures was limited to the omission of the MSC financial statements, did not extend to other disclosure requirements, and that our disclosure controls and procedures were and are effective at a “reasonable assurance” level. As such, we respectfully advise the Staff that we do not believe it is necessary to amend the conclusions of our Chief Executive Officer and Chief Financial Officer regarding the effectiveness of our disclosure controls and procedures as of December 31, 2012.

The Company also hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate.  Upon receipt of such confirmation, the Company will prepare and file an amendment to its annual report promptly.

We look forward to hearing from you.

Sincerely,

MCEWEN MINING INC.

Nils F. Engelstad

Vice President & General Counsel

cc:	Mr. Perry Ing, Chief Financial Officer — McEwen Mining Inc.
Mr. Robert McEwen, Chief Executive Officer — McEwen Mining Inc.
Mr. Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.
Mr. Mark Irwin, Audit Partner, KPMG LLP